SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

December 1, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

December 1, 2003

    Symbol – TSX: KGI

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce that George Milton has joined the Company’s Board of Directors.  Mr. Milton graduated from Kirkland Lake Collegiate Institute in 1956.  He received a BA from University of Western Ontario.  During his 36 years in the investment industry, he was Vice President of Midland Walwyn specializing in advanced exploration and development mining projects.

“As a former resident , I am please and proud to be part of the revitalization of the Kirkland Lake Camp,” said Mr. Milton. I believe that Kirkland Lake Gold is on the verge of a significant success story.”

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

THIS NEWS RELEASE IS NOT FOR DISSEMINATION TO U.S. WIRE SERVICES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	December 1, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer